James Hardie Industries N.V. Atrium 8th Floor Strawinskylaan 3077 1077 ZX Amsterdam The Netherlands
December 22, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington D.C. 20549
Attention: Mr. Rufus Decker

Re:	James Hardie Industries N.V. File No. 1-15240 Form 20-F for the fiscal year ended March 31, 2009
Dear Mr. Decker:
     The Staff provided supplemental comments, by letter dated December 16, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 (the “20-F”).
     For ease of reference, the Company has reproduced the comment set forth in the Comment Letter, as numbered, in bold type before the response below. Unless otherwise noted, page numbers included herein are page references to the Company’s 20-F, and capitalized terms used but not defined herein have the same meanings ascribed to such terms in the 20-F. Courtesy copies of this letter are being delivered to Jay Ingram, Jeanne Baker and Jeffrey Gordon.
Item 18 — Financial Statements
Restricted Cash and Cash Equivalents, page F-9 and Restricted Cash and Cash Equivalents — Asbestos, F-19
1.	We have reviewed your response to prior comment 17 of our letter dated November 4, 2009. Your response indicates that cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF and that you classify these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid. On the face of your balance sheet as of March 31, 2009, you present current restricted cash and cash equivalents related to asbestos in the amount of $45.4 million and current restricted short-term investments related to asbestos in the amount of $52.9 million, while your current asbestos liability is $78.2

Mr. Rufus Decker
Securities and Exchange Commission

million. Given your restricted current assets related to asbestos are greater than your current asbestos liability, please tell us what consideration you gave to presenting certain amounts of restricted assets related to asbestos as non-current assets. In this regard, we note your intention to record cash and cash equivalents between current and non-current amounts in your consolidated balance sheets based on the current and non-current classification of your estimated claims liability.
We note the Staff’s comment asking what the Company considered in presenting certain amounts of restricted assets related to asbestos as non-current assets and the Company’s intentions with respect to recording cash and cash equivalents between current and non-current amounts in our balance sheets based on the current and non-current classification of our estimated claims liability.
We respectfully submit that it is the Company’s intention to record cash and cash equivalents between current and non-current amounts in our balance sheets based on the current and non-current classification of our estimated insurance claims liability with respect to certain letters of credit (with insurance companies) under which it is contractually obligated.
However, the Company’s restricted assets related to asbestos are not encumbered by such contractual obligations and can be and are used by the AICF without restriction to settle AICF liabilities and operating expenses and are not for the sole purpose of settling the AICF’s current asbestos liability. Accordingly, we believe the previously proposed presentation and approach to recording assets between current and non-current assets is appropriate.
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     You may call the undersigned with any questions or comments you may have regarding this letter at +31 20 301 6794. In addition, please send all written correspondence directly to the undersigned at facsimile +31 20 404 2544, with copies to James J. Moloney of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, 12th Floor, Irvine, California 92612, facsimile (949) 475-4756.

Very truly yours,
/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

Mr. Rufus Decker
Securities and Exchange Commission

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Robert Cox, General Counsel
Michael Volk, Corporate Financial Controller
Michael Hammes, Chairman of the Joint and Supervisory Boards
Brian Anderson, Chairman of the Audit Committee

Securities and Exchange Commission
Jay Ingram
Jeanne Baker
Jeffrey Gordon

Ernst & Young
John Faulkner

PricewaterhouseCoopers LLP
Shaun Matthews

Gibson, Dunn & Crutcher LLP
Mark W. Shurtleff
James J. Moloney

EXHIBIT A
I, Russell Chenu, Chief Financial Officer of James Hardie Industries N.V. (the “Company”), do hereby acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 22, 2009	/s/ Russell Chenu
Russell Chenu
Chief Financial Officer